HIGHLAND FUNDS II
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
1-972-628-4100
September 15, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Funds II Post-Effective Amendment No. 65 to The Registration Statement on Form N-1A (File Nos. 333-51308 and 811-7142)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-referenced Post-Effective Amendment No. 65 to Highland Fund II’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) be accelerated so that the Post-Effective Amendment may be declared effective on September 22, 2011, or as soon thereafter as practicable.
     Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Lisa Whittaker, Esq. at (215) 988-2883.

Very truly yours,

Highland Funds II

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Treasurer

BNY Mellon Distributors Inc.

By:	/s/ Bruno DiStefano
Name: Bruno DiStefano
Title: Vice President